NEW GOLD PROVIDES NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND RELEASE OF FIRST QUARTER 2017 RESULTS

April 6, 2017 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) announces that it will host its Annual and Special Meeting of Shareholders on Wednesday, April 26, 2017. New Gold has filed its 2016 audited financial statements, management's discussion and analysis (MD&A), management information circular, and annual information form, and these documents are available on the company's website at www.newgold.com. Shareholders may request a hard copy of the complete audited financial statements and 2017 meeting materials free of charge by calling toll free 1-888-315-9715, or by emailing your request to info@newgold.com.

The Annual and Special Meeting will begin on Wednesday, April 26, 2017 at 4:00 p.m. Eastern time and will be held at St. Andrew's Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, Canada. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until May 27, 2017 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 94859075. An archived webcast will also be available until July 27, 2017 at www.newgold.com.

FIRST QUARTER 2017 FINANCIAL RESULTS

New Gold plans to release its first quarter 2017 financial results after market close on Wednesday, April 26, 2017. A webcast and conference call to discuss these results will be held on Thursday, April 27, 2017 at 9:00 a.m. Eastern time. Participants may listen to the webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until May 27, 2017 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 94771662. An archived webcast will also be available until July 27, 2017 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility.

For further information please contact:

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com